SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/6/2015

1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
716,332

8. SHARED VOTING POWER
594,703

9. SOLE DISPOSITIVE POWER
716,332
_______________________________________________________

10. SHARED DISPOSITIVE POWER
594,703



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,311,035 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.35%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
716,332

8. SHARED VOTING POWER
594,703

9. SOLE DISPOSITIVE POWER
716,332
_______________________________________________________

10. SHARED DISPOSITIVE POWER
594,703



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,311,035 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.35%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
716,332

8. SHARED VOTING POWER
594,703

9. SOLE DISPOSITIVE POWER
716,332
_______________________________________________________

10. SHARED DISPOSITIVE POWER
594,703



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,311,035 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.35%

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
716,332

8. SHARED VOTING POWER
594.703

9. SOLE DISPOSITIVE POWER
716,332
_______________________________________________________

10. SHARED DISPOSITIVE POWER
594.703



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,311,035 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.35%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #6 to the schedule 13d filed November 21, 2014. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4. PURPOSE OF TRANSACTION
See Exhibit A - Letter to shareholders.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on January 9,2015, there were 17,840,705 shares of common stock outstanding as of October 31, 2014. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of July 6, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,311,035 shares of GLQ (representing 7.35% of GLQ's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,311,035 shares of GLQ include 716,332 shares (representing 4.02% of GLQ's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds").
Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 1,311,035 shares of GLQ beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 594,703 shares (representing 3.33% of GLQ's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 716,332 shares. Bulldog Investors, LLC has shared power to dispose of and vote 594,703 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of GLQ's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 7/1/15 there were no shares of GLQ purchased.



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/7/2015

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Bulldog Investors, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663
(201) 881-7111 // Fax: (201) 556-0097 // pgoldstein@bulldoginvestors.com

Would you rather have $15.01 per share or $16.53?

	That is not a trick question. A proposal submitted by our affiliate requests the Board of Trustees of Clough Global Equity Fund (GLQ) to authorize a self-tender offer for all outstanding common shares at or close to net asset value (NAV). If shareholders approve our proposal, the Board, to its credit, has agreed to implement it. Since GLQ's stock closed at $15.01 on July 2, 2015 and the NAV was $16.53, the value of the stock of tendering shareholders would potentially increase by about 10%!

	Therefore, a vote for our proposal seems like a no brainer. Yet, in a long-winded opposition statement, management attempts to persuade shareholders that they are better off with an investment worth $15.01 per share than one worth $16.53 per share.

	Why would management of GLQ devote almost 3,000 words to convince shareholders that they are better off with a $15.01 stock than $16.53 in cash? One reason could be that the investment manager's fees would fall sharply after a self-tender offer. Currently, the investment manager collects more than $5 million per year from GLQ. Management accuses us of wanting to make a profit at the expense of other shareholders. Yet, all shareholders would have the same opportunity as us to tender shares. On the other hand, management has a clear conflict of interest. We don't think it is coincidence that the word "fees" does not appear at all in its opposition statement.

	When I was a child, I had an uncle who would show me two coins and ask me which one I wanted: a shiny new penny or a dirty old dime? In my opinion, management is using a sophisticated variation of my trickster uncle's ploy to persuade shareholders to vote against our proposal. We hope that shareholders of GLQ are not that gullible and choose to vote for greater shareholder value. $16.53 is better than $15.01. It really is that simple.

PLEASE VOTE FOR PROXY PROPOSAL 2

						Very truly yours,
						/S/ Phillip Goldstein
						Phillip Goldstein
						Principal
					        Bulldog Investors, LLC